Exhibit 99.3

Taoping Reports First Half 2022 Financial Results

● 64% Increase in Revenue

● 180 Basis Point Improvement in Gross Margin

● 86% Improvement in Net Loss

Hong Kong, September 7, 2022 – Taoping Inc. (NASDAQ: TAOP, the “Company” or “TAOP”) today reported financial results for the first six months of its fiscal year ending December 31, 2022.

Mr. Lin Jianghuai, Chairman and CEO of Taoping, said: “In a challenging market we achieved 64% revenue growth, a 180 basis point improvement in gross margin and an 86% improvement in net loss. We have seen a significant uptick in demand as offices reopen and workers return. We expect this to add positive momentum to our site-based digital advertising business and other smart community related businesses that are driven by our proprietary Taoping Cloud eco-system. We are very excited about these greenfield opportunities, which build on Taoping’s two core competencies, the Taoping national sales network, and its compatible, highly scalable cloud platform, making it a valued partner by many other smart-community customers and solution providers.”

Mr. Lin continued: “We are optimistic as we enter the second half of 2022, with a further expansion planned for our core business as we leverage the scalable platform we have built. We also remain excited about the truly global long-term opportunities in cryptocurrency mining. This was a meaningful growth driver for us in the first six months of 2022 despite the broader market volatility. Longer term we expect to see a further mainstream adoption of cryptocurrency, which will serve as a catalyst for our growth. We remain focused on accelerating our profitable revenue growth, while at the same time driving an increase in shareholder value more inline the Company’s impressive results, strong fundamentals and compelling business prospects.”

Financial Results for the First Six Months of Fiscal Year 2022

Revenue increased 64% to $10.5 million for the first 6 months of fiscal year 2022, compared to $6.4 million for the first 6 months of fiscal year 2021. The revenue growth reflects the Company’s continued execution on its two core competencies, the Taoping national sales network, and its compatible, highly scalable cloud platform. The revenue mix was 27% from products, 17% from software, 11% from advertising, 31% from cryptocurrency mining and 14% from other.

For the six months ended June 30, 2022, no single customer accounted for greater than 10% of the total revenues. The Company’s top five customers in aggregate accounted for 22% and 44% of the Company’s revenues for the six months ended June 30, 2022 and 2021, respectively.

Gross profit increased 73% to $3.7 million for the six months ended June 30, 2022, compared to $2.1 million for the six months ended June 30, 2021. Gross margin expanded 180 basis points to 35.1% for the six months ended June 30, 2022 from 33.3% for the six months ended June 30, 2021. The increase in the overall gross margin primarily resulted from the higher revenue level and the Company’s focus on higher margin revenue segments.

Administrative expenses declined 64% to $4.8 million for the six months ended June 30, 2022, compared to $13.6 million for the six months ended June 30, 2021. Research and development expenses declined 9% to $2.1 million for the six months ended June 30, 2022, compared to $2.3 million for the six months ended June 30, 2021. Selling expenses increased 77% to $343,211 for the six months ended June 30, 2022, compared to $193,484 for the six months ended June 30, 2021.

The Company reduced its net loss by 86% to $2.0 million or $0.13 per basic and diluted share for the six months ended June 30, 2022, compared to a net loss of $14.5 million or $1.31 per basic and diluted share for the same period of 2021, reflecting the higher revenue level, expanded gross margin, reduced provision of allowance of credit losses and reduced stock-based compensation expenses.

Excluding share-based compensation expenses and loss from equity method investment of Taoping New Media Co., Ltd. (“TNM”), a company acquired on June 9, 2021, adjusted net loss was $1.7 million or $0.11 per basic and diluted share for the six months ended June 30, 2022, compared to a net loss of $8.4 million or $0.78 per basic and diluted share for the same period of 2021.

About Taoping Inc.

Taoping Inc. (NASDAQ: TAOP) is a blockchain technology and smart cloud services provider. The Company is dedicated to the research and application of blockchain technology and digital assets, and continues to improve computing power and create value for the encrypted digital currency industry. Relying on its self-developed smart cloud platform, TAOP also provides solutions and cloud services to industries such as smart community, new media and artificial intelligence. To learn more, please visit www.taop.com.

Safe Harbor Statement

This press release contains “forward-looking statements” that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, strategy and plans, and our expectations for future operations, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Our actual results may differ materially or perhaps significantly from those discussed herein, or implied by, these forward-looking statements. There are a significant number of factors that could cause actual results to differ materially from statements made in this press release, including: our potential inability to achieve or sustain profitability or reasonably predict our future results due to our limited operating history of providing blockchain technology and smart cloud services, the effects of the global Covid-19 pandemic, the emergence of additional competing technologies, changes in domestic and foreign laws, regulations and taxes, uncertainties related to China’s legal system and economic, political and social events in China, the volatility of the securities markets; and other risks including, but not limited to, those that we discussed or referred to in the Company’s disclosure documents filed with the U.S. Securities and Exchange Commission (the “SEC”) available on the SEC’s website at www.sec.gov, including the Company’s most recent Annual Report on Form 20-F as well as in our other reports filed or furnished from time to time with the SEC. The forward-looking statements included in this press release are made as of the date of this press release and TAOP undertakes no obligation to publicly update or revise any forward-looking statements, other than as required by applicable law.

About Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation expenses and loss from equity method investment of TNM, a company acquired on June 9, 2021. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

For further information, please contact:

Taoping Inc.	Global IR Partners
Xue Jiang	David Pasquale
IR@taop.com	TAOP@globalirpartners.com
www.taop.com	New York Office: +1-914-337-8801

TAOPING INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

	Six Months Ended
	June 30, 2022	June 30, 2021
	(Unaudited)	(Unaudited)
Revenue – Products	$2,882,990	$3,039,511
Revenue – Software	1,785,891	1,621,534
Revenue – Advertising	1,197,140	576,310
Revenue – Cryptocurrency mining	3,235,134	814,772
Revenue – Other	1,435,501	373,450
TOTAL REVENUE	10,536,656	6,425,577
Cost – Products	2,724,655	2,696,207
Cost – Software	828,310	237,986
Cost – Advertising	676,382	683,835
Cost – Cryptocurrency mining	2,121,501	661,753
Cost – Other	486,047	7,555
TOTAL COST	6,836,895	4,287,336
GROSS PROFIT	3,699,761	2,138,241

Administrative expenses	4,838,472	13,606,688
Research and development expenses	2,050,609	2,260,274
Selling expenses	343,211	193,484
LOSS FROM OPERATIONS	(3,532,531)	(13,922,205)
Subsidy income	89,596	136,393
(Loss) from equity method investment	(307,403)	(578,619)
Other income (loss), net	2,041,658	378,831
Interest expense and debt discounts, net of interest income	(287,592)	(478,439)
Loss before income taxes	(1,996,272)	(14,464,039)
Income tax (expense) benefit	(4,283)	(871)
NET LOSS	(2,000,555)	(14,464,910)
Less: Net loss attributable to the non- controlling interest	-	366,570
NET LOSS ATTRIBUTABLE TO THE COMPANY	$(2,000,555)	$(14,098,340)

Loss per share - Basic and Diluted
Basic	$(0.13)	$(1.34)
Diluted	$(0.13)	$(1.34)
NET LOSS PER SHARE ATTRIBUTABLE TO THE COMPANY
Basic	$(0.13)	$(1.31)
Diluted	$(0.13)	$(1.31)

Net loss	$(2,000,555)	$(14,464,910)
Other comprehensive loss:
Foreign currency translation gain (loss)	(1,767,671)	44,523
Comprehensive loss	(3,768,226)	(14,420,387)
Comprehensive loss attributable to the non- controlling interest	-	385,520
Comprehensive loss attributable to the Company	$(3,768,226)	$(14,034,867)

TAOPING INC.

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2022 AND DECEMBER 31, 2021

	June 30, 2022	December 31, 2021
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$753,717	$4,531,266
Accounts receivable, net	7,887,069	6,758,162
Accounts receivable-related parties, net	959,275	351,472
Advances to suppliers	3,444,286	6,541,323
Prepaid expenses	-	296,494
Inventories, net	1,746,323	542,384
Cryptocurrencies, net	268,983	829,165
Other current assets	1,778,511	1,218,148
TOTAL CURRENT ASSETS	16,838,164	21,068,414
Property, plant and equipment, net	18,488,573	21,562,084
Right-of-use assets	807,354	896,505
Long-term investments	374,959	679,807
Goodwill	179,795	-
Other assets, non-current	2,798,887	2,948,681
TOTAL ASSETS	$39,487,732	$47,155,491

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term bank loans	$7,262,180	$7,792,125
Accounts payable	4,788,316	9,872,924
Advances from customers	734,131	458,158
Advances from customers-related parties	646,559	121,059
Amounts due to related parties	2,985,480	3,145,260
Accrued payroll and benefits	199,562	252,827
Other payables and accrued expenses	4,794,842	4,893,499
Other taxes payable	-	379,925
Lease liability-current	439,976	427,372
Other current liability	276,460	-
TOTAL CURRENT LIABILITIES	22,127,506	27,343,149

Lease liability	438,985	561,843
TOTAL LIABILITIES	22,566,491	27,904,992

EQUITY
Ordinary shares, 2022 and 2021: par $0; authorized capital 100,000,000 shares; shares issued and outstanding, June 30, 2022: 15,590,789 shares; December 31, 2021: 15,513,605 shares;	161,396,304	161,098,010
Additional paid-in capital	22,447,083	22,447,083
Reserve	14,044,269	14,044,269
Accumulated deficit	(204,137,958)	(202,137,403)
Accumulated other comprehensive income	23,171,543	23,800,299
Total equity (deficit) of the Company	16,921,241	19,252,258
Non-controlling interest	-	(1,759)
Total Equity	16,921,241	19,250,499

TOTAL LIABILITIES AND EQUITY	$39,487,732	$47,155,491

TAOPING INC.

Reconciliation of Non-GAAP Adjusted Net (Loss) Attributable to the Company and EPS

	Six Months Ended
	June 30, 2022	June 30, 2021
Net (loss) attributable to the Company	$(2,000,555)	$(14,098,340)
Share-based compensation for consulting services	14,500	2,142,892
Share-based compensation to employees	-	2,950,070
Loss from equity method investment	307,403	578,620
Adjusted net (loss) attributable to the Company	$(1,678,652)	$(8,426,758)

Weighted average number of shares outstanding
Basic	15,320,468	10,761,008
Diluted	15,320,468	10,761,008

(Loss) per share
Basic	$(0.13)	$(1.31)
Diluted	$(0.13)	$(1.31)

Adjusted (loss) per share
Basic	$(0.11)	$(0.78)
Diluted	$(0.11)	$(0.78)